Mail Stop 3561

October 19, 2006

Ms. Kathy Sheehan
President
Art Design, Inc.
3636 S. Jason
Englewood, CO 80113

Re: Art Design, Inc.
Amendment No. 2 to Form SB-2 filed October 12, 2006
File No. 333-136012

Dear Ms. Sheehan:

We have reviewed your responses to the comments in our letter dated September 25, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We re-issue comment 2 of our letter dated August 21, 2006. In this regard, we note that while you filed a revised Escrow Agreement, it does not appear that any changes were made to Section 1 of the agreement in order to reflect the terms of the Escrow Agreement you have disclosed in your filing. Please revise and refile the Escrow Agreement.

<u>We may need to raise additional funds, page 7</u>

2. While we note the revisions you have made in response to comment 6 of our letter dated September 25, 2006, it is still unclear why you expect to have sufficient funds for operations for the foreseeable future. In this regard, we note that you generated only $16,135 in revenues during the six months ended June 30, 2006,

which would appear to put your company on track to generate approximately $32,000 in revenues for the year, assuming a similar performance for the next two fiscal quarters. However, your disclosure indicates that in order to operate at a break-even level, you believe that you must generate $90,000 in revenue per year. Revise to clarify, both here and in MD&A.

Because our current officers and directors… a conflict of interest, page 8

3. We note your response to comment 7 of our letter dated September 25, 2006. Please clearly disclose your policy for handling corporate opportunities that are presented to your officers and directors. Your current disclosure is unclear as to whether such a formal policy exists or if such conflicts are left to the officers and directors' own discretion.

4. We note your response to comment 8 of our letter dated September 25, 2006. If officers and directors must, in every instance, contract with the public only by selling through the company, there would not appear to be any discretion on the part of the officers and directors relating to corporate opportunities. Please reconcile your response to prior comment 8 with your response to prior comment 7.

Results of Operations, page 22

5. We reissue comment 13 of our letter dated September 25, 2006. Revise your disclosure to better explain changes and to provide consistent comparisons between periods. In this regard we note that you continue to compare your six-month June 30, 2006 results to your fiscal results for the years ended December 31, 2005 and 2004.

Liquidity and Capital Resources, page 23

6. We note your response to comment 15 of our letter dated September 25, 2006. However, your reference to "the time period in which [you] could potentially achieve profitability" is unclear. Please revise to clarify your meaning or remove this statement.

Proposed Milestones to Implement Business Operations, page 24

7. We reissue comment 16 of our letter dated September 25, 2006. As a follow-up to comment 2 above, we note that your own assumptions appear to indicate that you will not be profitable or at break even by the end of the year. Accordingly, remove the first sentence of the second paragraph of this section or advise.

Annex A

8. Please revise the registration statement so that Annex A appears after the financial statements.

Signature Page

9. Please revise the signature page to identify your chief executive officer. Refer to Instruction 1 to Form SB-2.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief-Legal

cc: Via Facsimile (303) 409-7650
        David J. Wagner
        David Wagner & Associates